APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

No operating history

This Business was established recently. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

8:37 AM
04/05/22
Accrual Basis

Angle Tree Brewery, LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
Net Income	**0.00**

Angle Tree Brewery, LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Other Current Assets	
Start-up Costs	620.87
Total Other Current Assets	620.87
Total Current Assets	620.87
Other Assets	
Organization Cost	522.66
Total Other Assets	522.66
TOTAL ASSETS	**1,143.53**
LIABILITIES & EQUITY	
Equity	
Partner Contribution	
Timothy Auclair	944.53
Jon Connolly	199.00
Total Partner Contribution	1,143.53
Total Equity	1,143.53
TOTAL LIABILITIES & EQUITY	**1,143.53**

I, Timothy Roland Auclair, certify that:

1. The financial statements of Angle Tree Brewery included in this Form are true and complete in all material respects; and
2. The tax return information of Angle Tree Brewery included in this Form reflects accurately the information reported on the tax return for Angle Tree Brewery for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *Timothy Roland Auclair*

Name: Timothy Roland Auclair

Title: Owner